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                            October 14, 2021

       Larry Xianghong Wu
       Majority Owner of General Partner
       UC Asset LP
       2299 Perimeter Park Drive, Suite 120
       Atlanta, Georgia 30341

                                                        Re: UC Asset LP
                                                            Amendment No. 5 to
Registration Statement on Form 10-12G
                                                            Filed September 16,
2021
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Form 10-Q for
Fiscal Quarter Ended March 31, 2021
                                                            File No. 000-56203

       Dear Mr. Wu:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 5 to Form 10-12G filed September 16, 2021

       Item 7. Certain Relationships and Related Transactions, and Director Independence, page 18

   1. We note the advance to the general partner that was due June 10, 2021. Please update to disclose whether the
amount was repaid. Please also clarify whether the loan to a third party that then
acquired a 10% interest in your general partner repaid the loan by the
                                                        March 31, 2021
repayment date.
 Larry Xianghong Wu
FirstName LastNameLarry Xianghong Wu
UC Asset LP
Comapany
October 14,NameUC
            2021   Asset LP
October
Page 2 14, 2021 Page 2
FirstName LastName
Note 4 - Fair Value of Financial Instruments, page F-9

2. We are continuing to evaluate your response to our prior comment 1 and may have further comment.
Form 10-K for Fiscal Year Ended December 31, 2020

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities, page 9

3. We note the number of holders of your common units is as of January 2, 2020. Please provide the disclosure as of the end of the fiscal year ended December 31, 2020. See Item
         201(b)(1) of Regulation S-K. In addition, please provide the market information required by Item 201(a)(1).
4. Please disclose the exemption relied upon and the facts supporting reliance upon the exemption for the private placement disclosed in this section. See
Item 701 of Regulation
         S-K.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 10

5. Please discuss the material changes from period-to-period in the financial statements, as required by Item 303(b) of Regulation S-K. This comment also applies to the Forms 10-Q for the quarters ended March 31, 2021 and June 30, 2021.
Item 11. Executive Compensation, page 18

6. Please disclose the management fees paid to the general partner for the year ended
         December 31, 2020. Currently you only disclose the fees paid through September 30,
         2020.
Form 10-Q for Fiscal Quarter Ended March 31, 2021

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 1

7. Please disclose the material terms of the acquisition of the Rufus Rose House by ALS. In addition, provide the basis for the statement that ALS expects to collect $1 million to $5 million from sales of the NFTs. This comment also applies to the Form 10-Q for the quarter ended June 30, 2021.
 Larry Xianghong Wu
FirstName LastNameLarry Xianghong Wu
UC Asset LP
Comapany
October 14,NameUC
            2021   Asset LP
October
Page 3 14, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-
3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Richard W. Jones